Exhibit F.1a

AGL Resources Inc.
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated AGL Resources Inc.	Distribution Operations (Exhibit F.1b)	Wholesale Services (Exhibit F.1c)	Energy Investments (Exhibit F.1d)
ASSETS				
Current assets				
Cash and Cash Equivalents	$ 16,482,726	$ 481,536	$ -	$ 33,437
Receivables - net				
Energy marketing	324,930,985	-	324,930,985	-
Gas	63,043,259	63,041,230	-	-
Other	11,745,479	3,315,945	-	804,250
Intercompany	-	32,279,492	21,592,486	23,189,354
Unbilled revenues	39,863,468	39,863,468	-	-
Inventories				
Natural gas stored underground	197,834,239	117,390,594	80,443,645	-
Liquefied natural gas	7,909,010	7,909,010	-	-
Materials and supplies	3,703,700	3,547,900	-	152,097
Unrecovered ERC - current portion	24,496,523	24,496,523	-	-
Unrecovered PRP costs - current portion	22,126,232	22,126,232	-	-
Energy marketing and risk management asset - current portion	13,054,708	-	13,054,708	-
Unrecovered seasonal rates	10,787,596	10,787,596	-	-
Other current assets	11,385,563	36,436,399	4,816,045	2,206,628
Total current assets	747,363,488	361,675,924	444,837,869	26,385,766
Investment and equity in associated companies	-	-	-	(3,307,455)
Property, plant and equipment				
Property, plant and equipment	3,402,247,725	3,222,126,009	6,170,313	69,748,150
Less accumulated depreciation	1,049,810,433	1,019,098,602	242,045	4,265,163
Property, plant and equipment - net	2,352,437,293	2,203,027,407	5,928,268	65,482,987
Deferred debits and other assets				
Unrecovered PRP costs	409,651,619	409,651,619	-	-
Goodwill	176,644,369	176,184,977	-	459,392
Unrecovered ERC	154,870,269	154,869,989	-	280
Investments in equity interests	101,282,501	-	-	101,282,501
Unrecovered postretirement benefits costs	9,388,689	9,388,689	-	-
Intercompany notes receivable	-	-	-	-
Energy marketing and risk management asset	141,563	-	141,563	-
Other	26,044,343	10,071,998	9,049,014	734,496
Total deferred debits and other assets	878,023,354	760,167,272	9,190,577	102,476,669
Total assets	$ 3,977,824,134	$ 3,324,870,603	$ 459,956,713	$ 191,037,968

(1) Eliminations are combined with and reported
as part of the Corporate Segment for reporting
under the Securities Exchange Act of 1934.

AGL Resources Inc.
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated AGL Resources Inc.	Distribution Operations (Exhibit F.1b)	Wholesale Services (Exhibit F.1c)	Energy Investments (Exhibit F.1d)
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Energy marketing trade payable	$ 329,033,323	$ -	$ 329,033,323	$ -
Short-term debt	306,426,331	-	2,926,331	-
Accrued PRP costs - current portion	81,648,713	81,648,713	-	-
Current portion of long-term debt	77,000,000	77,000,000	-	-
Accounts payable - trade	73,675,196	19,299,213	67,036,965	846,239
Accrued ERC - current portion	40,250,078	40,250,078	-	-
Customer deposits	24,378,418	14,481,353	9,885,610	11,455
Accrued interest	20,908,001	6,040,595	-	-
Accrued wages and salaries	18,489,986	2,069,862	2,492,163	117,305
Energy marketing and risk management liability - current portion	17,291,617	-	17,291,617	-
Accrued taxes	14,674,139	76,137,723	9,838,455	44,358,710
Intercompany payables	-	366,981,934	9,131,212	53,258,882
Other	50,558,898	40,791,958	245,873	2,625,888
Total current liabilities	1,054,334,700	724,701,430	447,881,548	101,218,479
Accumulated deferred income taxes	376,319,441	368,166,810	(4,382,629)	10,073,905
Long-term liabilities				
Accrued PRP costs	322,662,732	322,662,732	-	-
Accumulated removal costs	102,408,443	102,408,443	-	-
Accrued postretirement benefit costs	51,024,562	56,198,728	3,600	21,200
Accrued ERC	42,608,504	42,608,504	-	-
Accrued pension obligations	38,534,249	4,646,064	3,500	(255,319)
Energy marketing and risk management liability	1,057,682	-	1,057,682	-
Other	10,255,809	-	10,246,171	9,638
Total long-term liabilities	568,551,981	528,524,471	11,310,954	(224,481)
Deferred credits				
Unamortized investment tax credit	18,898,160	18,898,160	-	-
Regulatory tax liability	12,620,087	12,620,087	-	-
Other	45,721,929	4,785,239	-	33,684,768
Total deferred credits	77,240,175	36,303,486	-	33,684,768
Capitalization				
Long-term debt	730,829,648	393,067,598	-	-
Preferred securities	225,267,183	-	-	-
Common shareholders' equity				
Common stock	322,546,727	637,124,504	201	175,200
Premium on common stock	325,597,939	393,974,858	(8,245,887)	20,098,143
Earnings reinvested	337,919,169	243,007,447	13,392,527	25,464,544
Other comprehensive income	(40,408,181)	-	-	547,410
Shares held in treasury and trust	(374,648)	-	-	-
Common shareholders' equity	945,281,005	1,274,106,809	5,146,841	46,285,297
Total capitalization	1,901,377,836	1,667,174,407	5,146,841	46,285,297
Total liabilities and capitalization	$ 3,977,824,134	$ 3,324,870,603	$ 459,956,713	$ 191,037,968

Exhibit F.1a

AGL Resources Inc.
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Corporate (1) (Exhibit F.1e)	Eliminations (1) (Exhibit F.1e)	
ASSETS			
Current assets			
Cash and Cash Equivalents	$ 15,967,752	$ -	
Receivables - net			
Energy marketing	-	-	
Gas	2,029	-	
Other	7,625,284	-	
Intercompany	529,792,703	(606,854,035)	A
Unbilled revenues	-	-	
Inventories			
Natural gas stored underground	-	-	
Liquefied natural gas	-	-	
Materials and supplies	3,704	-	
Unrecovered ERC - current portion	-	-	
Unrecovered PRP costs - current portion	-	-	
Energy marketing and risk management asset - current portion	-	-	
Unrecovered seasonal rates	-	-	
Other current assets	4,181,842	(36,255,351)	B
Total current assets	557,573,313	(643,109,386)	
Investment and equity in associated companies	780,395,883	(777,088,428)	C
Property, plant and equipment			
Property, plant and equipment	104,203,254	-	
Less accumulated depreciation	26,204,623	-	
Property, plant and equipment - net	77,998,631	-	
Deferred debits and other assets			
Unrecovered PRP costs	-	-	
Goodwill	-	-	
Unrecovered ERC	-	-	
Investments in equity interests	3,474,231	(3,474,231)	C
Unrecovered postretirement benefits costs	-	-	
Intercompany notes receivable	1,279,804,098	(1,279,804,098)	D
Energy marketing and risk management asset	-	-	
Other	6,188,836	-	
Total deferred debits and other assets	1,289,467,165	(1,283,278,329)	
Total assets	$ 2,705,434,992	$ (2,703,476,143)	

(1) Eliminations are combined with and reported
as part of the Corporate Segment for reporting
under the Securities Exchange Act of 1934.

Exhibit F.1a

AGL Resources Inc.
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Corporate (1) (Exhibit F.1e)		Eliminations (1) (Exhibit F.1e)	
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Energy marketing trade payable	$	-	$	-
Short-term debt		303,500,000		-
Accrued PRP costs - current portion		-		-
Current portion of long-term debt		-		-
Accounts payable - trade		22,748,130		(36,255,351) B
Accrued ERC - current portion		-		-
Customer deposits		-		-
Accrued interest		14,867,407		-
Accrued wages and salaries		13,810,657		-
Energy marketing and risk management liability - current portion		-		-
Accrued taxes		(115,660,750)		-
Intercompany payables		177,482,007		(606,854,035) A
Other		6,895,178		-
Total current liabilities		423,642,629		(643,109,386)
Accumulated deferred income taxes		2,461,355		-
Long-term liabilities				
Accrued PRP costs		-		-
Accumulated removal costs		-		-
Accrued postretirement benefit costs		(5,198,965)		-
Accrued ERC		-		-
Accrued pension obligations		34,140,004		-
Energy marketing and risk management liability		-		-
Other		-		-
Total long-term liabilities		28,941,039		-
Deferred credits				
Unamortized investment tax credit		-		-
Regulatory tax liability		-		-
Other		7,251,921		-
Total deferred credits		7,251,921		-
Capitalization				
Long-term debt		1,617,566,148		(1,279,804,098) D
Preferred securities		225,267,183		-
Common shareholders' equity				
Common stock		322,546,727		(637,299,905) C
Premium on common stock		322,667,913		(402,897,089) C
Earnings reinvested		(203,579,684)		259,634,335 C
Other comprehensive income		(40,955,591)		-
Shares held in treasury and trust		(374,648)		-
Common shareholders' equity		400,304,718		(780,562,659)
Total capitalization		2,243,138,048		(2,060,366,757)
Total liabilities and capitalization	$	2,705,434,992	$	(2,703,476,143)

Exhibit F.1a

AGL Resources Inc.
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated AGL Resources Inc.	Distribution Operations (Exhibit F.1b)	Wholesale Services (Exhibit F.1c)	Energy Investments (Exhibit F.1d)

Consolidation and Elimination Entries:

A - Eliminate intercompany receivable/payable balances.
B - Eliminate VNG receivable from SEM for assigned gas inventory.
C - Eliminate AGL Resources' investment in:
   AGLC
   VNG
   CGC
   GNG
   AGLI
   GERIC
  - Eliminate AGLI's investment in:
   Sequent
   AGL Networks
   Southeastern LNG
   AGL Propane Services, Inc.
   AGL Energy Corporation
   Pivotal Energy Services, Inc.
D - Eliminate VNG note payable to AGL Resources.

NOTES:

Balance sheets are not included in Exhibits F.1a - F.1e for the following inactive entities listed in Item 1:
  AGL Macon Holdings, Inc.
  TES, Inc.
  Atlanta Gas Light Services, Inc.
  Georgia Natural Gas Services, Inc.
  Sequent Energy Marketing, L.P.
  Georgia Energy Company
  AGL Capital Trust III
  AGL Interstate Pipeline Company
  Energy Risk Insurance Services Corporation

Financial statements for AGL Resources' non-profit entities are not provided.

AGL Resources Inc. accounts for its investment in SouthStar Energy Services LLC using the equity method. Financial results for SouthStar are recorded to AGL Resources' subsidiary, Georgia Natural Gas Company. Independent financial statements for SouthStar are not provided.

US Propane, LP; US Propane, LLC; and Heritage Propane Partners, L.P. are considered system companies per the Public Utility Holding Company Act of 1935, as amended, but are not subsidiaries of AGL Resources. Accordingly, financial statements for these entities are not provided.